DAVE MATHEWSON
1265 Mesa Drive
Fernley, Nevada 89408
September 27, 2006
GOLD RUN INC.
c/o Osprey Capital
55 University Avenue
Toronto, Ontario
Canada
Gentlemen:
I confirm the following with regard to the three (3) separate leases each dated July 17, 2006, between KM Exploration Ltd. ("KM") and Gold Run Inc. ("Gold Run"), respecting the (i) CVN Claims, (ii) HC Claims, and (iii) RC Claims), collectively the "Leases).
1. I am one of the two (2) owners of KM; the other owner of KM is David C. Knight ("Knight");
2. I have no direct or indirect interest in the annual lease payments which have been made or which will be made to KM by Gold Run under the Leases, pursuant to a separate agreement between Knight and myself.
3. Respecting the three (3%) percent NSR payable respecting the CVN Claims, I retain a residual interest in that portion of the NSR which is not subject to purchase by Gold Run, viz, one (1%) percent. The residual interest retained by me is one-third (1/3) of said one (1%) percent, or ..333%, pursuant to a separate agreement between Knight and myself.
4. Respecting the two and one-half (2.5%) percent NSR payable respecting the RC Claims and HC Claims, I retain a residual interest in that portion of the NSR, which is not subject to purchase by Gold Run, viz, one (1%) percent. This residual interest retained by me is one-half (1/2) of said one (1%) percent, or .5%, pursuant to a separate agreement between Knight and myself.
5. In the event that CVN Claims, RC Claims or HC Claims are returned to KM because of a default by Gold Run (which is not cured) under the Leases, I will have the following interests in and to all future lease payments, production royalties and other payments which are part of any future lease agreements with third parties, pursuant to a separate agreement between Knight and myself.
CVN Claims – Dave Mathewson will own a one-third (1/3) interest.
HC Claims – Dave Mathewson will own a one-half (1/2) interest.
RC Claims – Dave Mathewson will own a one-half (1/2) interest.
6. The CVN Claims, the HC Claims are located in Eureka County, Nevada. The RC Claims are located in Elko County, Nevada.
7. KM has delivered to Gold Run pertinent items in its possession in fulfillment of its obligations under the three respective Leases, pursuant to Sections 9.2 of all three respective Leases.
8. (a) KM, Knight and I understand and acknowledge that, at this time, Gold Run has no intention to exercise its respective options pursuant to Section 1.2.3 of all the three Leases to issue free trading shares of Gold Run to Knight and KM in partial satisfaction of its respective obligations to Knight and KM under the Leases.
(b) KM, Knight and I understand and acknowledge that, if Gold Run elects to issue free trading shares of Gold Run as set forth in 8(a) above. Gold Run would be required to file a Registration Statement with the SEC qualifying the resale of any such shares. KM, Knight, and I also understand and acknowledge that Gold Run has no present intention of filing such a Registration Statement for such purpose.
9. I confirm that I have agreed that paragraph 2(b) of that certain agreement between Gold Run and me dated as of May 9, 2006 is amended and restated as follows: 2(b) The Funding Obligation will be satisfied by Gold Run making available a minimum of $6 million for Exploration Costs in accordance with the following schedule:

August 11, 2006	$300,000
September 30, 2006	$300,000
March 31, 2007	$1,400,000
July 31, 2007	$1,000,000
January 31, 2008	$1,000,000
July 31, 2008	$1,000,000
January 31, 2009	$500,000
April 30, 2009	$500,000

TOTAL	$6,000,000

/s/ David C. Mathewson
Sincerely, David Mathewson, Individually and as a principal owner of KM Exploration Ltd.
I agree, confirm and acknowledge
that the statements herein are
accurate except that I make no
statement or expect any opinion
with respect to paragraph 9 hereof.
/s/ David C. Knight            10/12/2006
David C. Knight, individually and
as a principal owner of KM Exploration Ltd.